Exhibit 99.1

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

Nasdaq Trading Symbol: GOLD

(“Randgold Resources” or the “Company”)

FINAL DIVIDEND FOR 2007

London, United Kingdom, 4 February 2008 - Randgold Resources Limited has declared an annual dividend for the period ended 31 December 2007 of US$0.12 per share. The dividend payment will be made on 6 March 2008 to shareholders on the register on 15 February 2008. The ex-dividend date will be 13 February 2008.

The United States dollar is the Company’s main economic and reporting currency. It is therefore the natural currency in which to determine dividends. Nevertheless, shareholders wishing for the conversion of dividend payments into sterling may do so by contacting Computershare Investor Services (Channel Islands) Limited (Tel: +44 1534 825265) or by completing a sterling election form which is available on the Company’s website (www.randgoldresources.com) and posting it back to the transfer secretaries by Thursday 14 February 2008.

The exchange rate for payment to those who have elected to receive their dividends in sterling will be set on 15 February 2008.

Randgold Resources Enquiries:

Chief Executive Dr Mark Bristow +44 788 071 1386 +44 779 775 2288	Financial Director Graham Shuttleworth +44 779 614 4438	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 (mobile) Email: randgoldresources@dpapr.com Website: http://www.randgoldresources.com